VIA EDGAR

March 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan and David Link

Re: Sizzle Acquisition Corp. II

Registration Statement on Form S-1

Filed March 14, 2025

File No. 333-285839

Dear Mr. Regan and Mr. Link:

Sizzle Acquisition Corp. II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2025 relating to the Registration Statement on Form S-1, filed by the Company with the Commission on March 14, 2025 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Sponsor Information, page 10

1.	Please revise the table on page 13 to clarify whether and to what extent Cantor is subject to transfer restrictions both with respect to the units and the underlying securities. We note you have not included Cantor in the third column entitled Natural Persons and Entities Subject to Restrictions but that you have included references to Cantor in the fourth column. Please also revise the fourth column for consistency with the table on page 112.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosures on pages 14 and 112 – 113 of the Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steve Salis
Steve Salis, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP